UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
Under the Securities Exchange Act of 1934
(Amendment No. )

Attitude Drinks Incorporated
(Name of Issuer)

Common Stock  $,001  par value
(Title of Class of Securities)

049838204
(CUSIP Number)

Roy G. Warren
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

       May 18, 2008 *
(Date of Event which Requires Filing of this Statement)
*Initial report, this filing includes amendments until the date of filing (July 21, 2010)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d–1(e), 13d–1(f) or 13d–1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 049838204

(1)           Name of Reporting Persons: Roy G. Warren
 I.R.S. Identification No. of above persons (entities only)

(2)           Check the Appropriate Box if a Member of a Group
(See Instructions)

(a) ☐
(b) ☐

(3)           SEC Use Only

(4)           Source of Funds (See Instructions)            OO

(5)           Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

(6)           Citizenship or Place of Organization                                               United States

Number of Shares Beneficially Owned by Each Reporting Person With	(7) Sole Voting Power: 62,968,299 shares at July 21, 2010*

(8) Shared Voting Power: 3,996 shares at July 21, 2010*

(9) Sole Dispositive Power: 62,968,299 shares at July 21, 2010*

(10) Shared Dispositive Power: 3,996 shares at July 21, 2010*

(11)           Aggregate Amount Beneficially Owned by Each Reporting Person: 62,972,295 shares at July 21, 2010*

(12)           Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)  ☐

(13)           Percent of Class Represented by Amount in Row (11) 92.69 % at July 21, 2010**

(14)           Type of Reporting Person (See Instructions)                                  IN

*Mr. Warren directly owned 8,520,816 shares of common stock and may be deemed to indirectly own 3,996 shares held by family members at July 21, 2010. Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may also be deemed the beneficial owner of 54,447,483 shares of common stock underlying 9,000,000 shares of Series A Convertible Preferred Stock (convertible under the terms and conditions thereof into 54,000,000 shares of common stock) and options to purchase 447,483 shares of common stock.

**Based on 13,491,041 shares of common stock outstanding as of July 21, 2010 and assuming conversion by Mr. Warren of Series A Preferred and stock options into 54,447,483 shares.

CUSIP NO.: 049838204

ITEM 1.  Security and Issuer

Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Common stock, $.001 par value

ITEM 2.  Identity and Background

(a)-(c)

Roy G. Warren
c/o
Attitude Drinks Incorporated
10415 Riverside Drive #101
Palm Beach Gardens, FL 33410-4237

Mr. Warren is the CEO and a director of Attitude Drinks Incorporated.

(d)-(e) During the last five years, the reporting person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Warren is a U.S. Citizen.

ITEM 3.  Source and Amount of Funds or Other Consideration*

*All amounts representing shares of common stock or securities convertible into common stock prior to July 7, 2010 have been adjusted for the 1 for 20 reverse stock split of the common stock effective July 7, 2010. The Company’s Series A Convertible Preferred Stock was not subject to any adjustment due to the reverse split.

The Company began reporting under Section 12 of the Securities Exchange Act of 1934 effective January 2008. At January 2008, Mr. Warren owned 200,000 shares of the Company’s common stock. Mr. Warren also owned Class A warrants representing the right to purchase 7,576 shares of common stock, Class B warrants representing the right to purchase 7,576 shares of common stock and a $50,000 convertible note.  The terms of the Class A and Class B warrants and note do not permit those shares to be exercised or converted if, following such exercise or conversion, the holder would beneficially own more than 9.99% of the Issuer’s outstanding common stock. The following sets forth a summary of changes in Mr. Warren’s holdings until July 21, 2010:

On February 15, 2008, Mr. Warren acquired a $50,000 convertible note and Class A warrants to purchase up to 7,576 shares of common stock at an exercise price of $.50 per share (adjusted to $.05 on January 27, 2009 and subject to adjustment under the terms thereof), expiring 5 years from the date of issuance and Class B Warrants to purchase up to 7,576 shares of common stock at an exercise price of $15.00 per share (subject to adjustment under the terms thereof), expiring 5 years from the date of issuance. The terms of the Class A and Class B warrants and note do not permit those shares to be exercised or converted if, following such exercise or conversion, the holder would beneficially own more than 9.99% of the Issuer’s outstanding common stock. On September 21, 2009, Mr. Warren assigned his notes and warrants to a third party.

On May 18, 2008, Mr. Warren acquired 31,064 shares of common stock in a private transaction, 7,483 shares of restricted stock for past due salary and purchased 75,000 Series A Preferred Stock which were converted into 22,500 shares of common stock. The 7,483 shares were returned to the Company on March 30, 2009.

On August 28, 2008, Mr. Warren gifted 12,500 shares of common stock.

On March 30, 2009, Mr. Warren was issued options to purchase 447,483 shares of common stock from the Company’s stock plan at an exercise price of $1.00 per share, expiring March 31, 2014.

On April 29, 2009, Mr. Warren gifted 17,513 shares of common stock.

On September 4, 2009, Mr. Warren acquired 9,000,000 shares of Series A Convertible Preferred Stock in exchange for past services rendered. The Company recorded an expense in the amount of $1,620,000 based upon 54,000,000 shares underlying the Series A at $.03 per share.  The Series A Convertible Preferred Stock converts into common stock on a six to one (6:1) basis (54,000,000 shares of common stock on an as converted basis) and votes with the common stock on an as converted basis.

On December 16, 2009, Mr. Warren gifted 6,068 shares of common stock.

On July 21, 2010, Mr. Warren converted $125,000 of his past due wages that were accrued for 8,333,333 shares of restricted common stock that are subject to lock-up for one year.

ITEM 4.  Purpose of Transaction

Please see the disclosure in Item 3.

ITEM 5.  Interest in Securities of The Issuer *

*All amounts representing shares of common stock or securities convertible into common stock prior to July 7, 2010 have been adjusted for the 1 for 20 reverse stock split of the common stock effective July 7, 2010. The Company’s Series A Convertible Preferred Stock was not subject to any adjustment due to the reverse split.

(a) At May 18, 2008, out of approximately 466,719 shares of common stock outstanding, Mr. Warren owned an aggregate of 210,043 shares of common stock and may be deemed to be the owner of 2,500 shares held by family members, or 45.54% of the then outstanding common stock.

On March 30, 2009, Mr. Warren owned options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014, and owned 212,560 shares of common stock, and may be deemed to own 2,500 shares of common stock held by family members. Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may be deemed the beneficial owner of 56.75% of the Company’s common stock outstanding, based on 720,006 shares of common stock outstanding at March 30, 2009 and assuming exercise of options to purchase 447,483 shares by Mr. Warren.

On September 4, 2009, Mr. Warren owned 9,000,000 shares of Series A Convertible Preferred Stock which converts into common stock on a six to one (6:1) basis (54,000,000 shares of common stock on an as converted basis) and votes with the common stock on an as converted basis and owned 194,051 shares of common stock and may be deemed to own 3,496 shares of common stock held by family members and options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014.  Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may be deemed the beneficial owner of 98.72% of the Company’s common stock based on 904,436 shares of common stock outstanding at September 4, 2009 and assuming exercise of stock options and conversion of Series A into 54,447,483 shares.

On July 21, 2010, Mr. Warren owned an aggregate of 8,520,816 shares of common stock and may be deemed the beneficial owner of 3,996 shares of common stock held by family members, 9,000,000 shares of Series A Convertible Preferred Stock and options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014. Based on the treatment of convertible securities under Rule 13d-3(d), Mr. Warren may be deemed the beneficial owner of 92.69% of the Company’s common stock outstanding at July 21, 2010 stock based on 13,491,041 shares of common stock outstanding at July 21, 2010 and assuming exercise of stock options and conversion of Series A into 54,447,483 shares.

(b)  Mr. Warren has sole voting and disposition power over 8,570,816 shares of the Company’s common stock and 9,000,000 shares of Series A Convertible Preferred Stock and options to purchase 447,483 shares of common stock at an exercise price of $1.00 per share, expiring March 31, 2014. Mr. Warren may be deemed to have indirect beneficial ownership of 3,996 shares held by family members.

(c) Please see Item 3.  Further, on July 30, 2010 and August 25, 2010, Mr. Warren purchased 25,000 shares of common stock on the open market at a price of $.07 and $0.0508 per share.

(d) Not applicable.

(e) Not applicable.

ITEM 6. Contracts, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

Not applicable.

ITEM 7. Material To Be Filed as Exhibits

Not applicable.

SIGNATURE

After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

Date: September 29, 2010

/s/ Roy G. Warren
Name/Title:

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

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